

Mail Stop 3561

October 26, 2007

By Facsimile and U.S. Mail

Mr. Luigi Ferraris
Chief Financial Officer
ENEL-Societa per Azioni
Viale Regina Margherita 137, Rome, Italy

> **Re: ENEL-Societa per Azioni**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-14970**

Dear Mr. Ferraris:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 22, 2007. Our review resulted in the following accounting comment.

1. We note your response to the comment in our letter dated October 12, 2007. Please file an amendment that sets forth the complete text of each item as amended as required by Rule 12b-15 in addition to the explanatory note you proposed. Since the financial statements are being amended, the complete text of Item 8 is required. Further, please note the amended filing must also include new certifications by each principal executive officer and principal financial officer of the registrant.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant